                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K





[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ................................ to .............

                         Commission file number 1-4982

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PARKER RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PARKER-HANNIFIN CORPORATION
                            6035 PARKLAND BOULEVARD
                          CLEVELAND, OHIO 44124-4141

                        PARKER RETIREMENT SAVINGS PLAN

                         INDEX OF FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report                                                  1


Financial Statements:

        Statements of Net Assets Available for Benefits
          at December 31, 2000 and 1999                                       2

        Statements of Changes in Net Assets Available for Benefits
          for the years ended December 31, 2000 and 1999                      2

        Notes to Financial Statements                                         3

Supplemental Schedules:

        Schedule of Assets (Held at End of Year)
          for the year ended December 31, 2000                                9

                          Independent Auditors' Report
                          ----------------------------


To the Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan

         We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Hausser & Taylor LLP

Beachwood, Ohio
May 9, 2001

                        PARKER RETIREMENT SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         AT DECEMBER 31, 2000 AND 1999
                            (Dollars in Thousands)

                                                                  2000                   1999
                                                              ------------           ------------
ASSETS
------
Investments (Notes 1, 5 & 7)                                  $  1,367,188           $  1,415,746
Accrued interest and dividends                                       1,389                  1,318
Other                                                                1,987                  1,905
                                                              ------------           ------------
Total assets                                                     1,370,564              1,418,969
                                                              ------------           ------------
LIABILITIES
-----------
Notes payable (Note 4)                                              94,188                105,295
Other                                                                4,343                  5,639
                                                              ------------           ------------
Total liabilities                                                   98,531                110,934
                                                              ------------           ------------
Net Assets Available for Benefits                             $  1,272,033           $  1,308,035
                                                              ============           ============

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                            (Dollars in Thousands)

                                                                  2000                   1999
                                                              ------------           ------------
ADDITIONS
---------
Participant payroll deductions (Notes 1 & 2)                  $     74,466           $     71,264
Employer contributions (Notes 1 & 2)                                29,942                 25,414
Interest income                                                     26,821                 23,798
Dividend income                                                      9,727                 13,386
Net  (depreciation) appreciation in the fair
  value of investments (Notes 1 & 5)                              (103,760)               310,661
                                                              ------------           ------------
Total additions                                                     37,196                444,523
                                                              ------------           ------------
DEDUCTIONS
----------
Benefits paid to participants                                       65,385                 95,194
Interest expense                                                     6,136                  5,489
Trustee fees and expenses                                            1,677                  1,842
                                                              ------------           ------------
Total deductions                                                    73,198                102,525
                                                              ------------           ------------
Net (decrease) increase  in Assets
  Available for Benefits                                           (36,002)               341,998

Net Assets Available - Beginning of year                         1,308,035                966,037
                                                              ------------           ------------
Net Assets Available - End of year                            $  1,272,033           $  1,308,035
                                                              ============           ============

                          NOTES TO FINANCIAL STATEMENTS
                             (Dollars in Thousands)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Investment Valuation
     --------------------

     The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity Fund, Key Trust Employee Benefits Fixed Income Fund, Aetna Small Company Fund, Capital Guardian International Equity Fund, the SSgA S&P 500 Index Fund, the Federated Equity Income Fund, the Janus Fund, and the John Hancock Technology Fund are valued at quoted market prices as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

     Investments in the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost. Refer to Note 7 for information relating to the Contract Income Fund.

     Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

     Contributions
     -------------

     Participants may make contributions on a before tax and/or after tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     Company contributions are invested solely in a non-participant directed ESOP Fund, which holds primarily Company stock.

     Other
     -----

     Purchases and sales of securities are reflected on a trade-date basis.

     Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

     Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan's assets and the Company pays the remainder.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Benefits are recorded when paid.

                            (Dollars in Thousands)

2.   DESCRIPTION OF PLAN
     -------------------

     General
     -------

     The following description of the Plan provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan which is available to all U. S. domestic regular and part-time non-union employees. Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. The Plan was amended and restated effective January 1, 1998 to reflect certain operational and administrative changes and to comply with tax legislative changes.

     Cash
     ----

     The Plan maintains at a financial institution cash which exceeds federally insured amounts at times and which may, at times, significantly differ from balance sheet amounts due to outstanding checks.

     Contributions and Transfers
     ---------------------------

     Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 20% of their total compensation for a Plan year and may change such percentage upon request. The amount which a highly compensated employee may contribute may be limited in order to comply with Internal Revenue Code Sections 401(k) and 401(m). Participants may suspend their contributions at any time and may designate one or more of several available funds in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

     (a)  Company Stock Fund - Invested primarily in common shares of the
          ------------------
          Company purchased on the open market. A participant's contribution is limited to 50% of the total amount invested.

     (b)  Fixed Income Fund - Invested primarily in securities which have a
          -----------------
          fixed rate of return such as government and high-quality corporate bills, notes, bonds, and other similar investments of issuers other than the Company.

     (c)  Equity Fund - Invested primarily in common stock of high-quality
          -----------
          medium and large capitalization companies other than the Company.

     (d)  Contract Income Fund - Invested primarily in high-quality fixed income
          --------------------
          investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 7 for a further description of this fund.

     (e)  Balanced Fund - Invested primarily in securities which have a fixed
          -------------
          rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

     (f)  Aetna Small Company Fund - Invested primarily in common stocks and
          ------------------------
          securities convertible into common stocks of companies with smaller market capitalization who outperform the market over time

     (g)  International Fund - Invested primarily in common stocks, preferred
          ------------------
          stocks, warrants and rights to subscribe to common stocks of non-U.S. issuers.

     (h)  S&P 500 Index Fund - Invested in stocks which comprise the S&P 500
          ------------------
          Index, most of which are listed on the New York Stock Exchange.

                            (Dollars in Thousands)

     (i)  Janus Fund - Invested primarily in common stocks of larger, more
          ----------
          established companies that are expected to have greater than average earnings growth.

     (j)  Federated Equity Income Fund - Invested in equities and convertible
          ----------------------------
          securities.

     (k)  John Hancock Technology Fund - Invested primarily in U.S. and foreign
          ----------------------------
          technology companies whose stocks appear to be trading below their true value.

     Parker-Hannifin Corporation Contributions
     -----------------------------------------

     The Company contributes an amount equal to 100% of the first 3% of the monthly before-tax contributions and an amount equal to 25% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Company contributions are invested solely in the ESOP Fund. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan.

     Participant Loans
     -----------------

     The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at cost, which approximates fair value.

     Participant Accounts
     --------------------

     The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.   VESTING, WITHDRAWALS AND DISTRIBUTIONS
     --------------------------------------

     Participants are fully vested at all times. In general, a participant's account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before and/or after tax contributions, subject to certain limitations and restrictions.

     After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant's designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant's interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments or, by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects.

     Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants at the end of each Plan year.

                            (Dollars in Thousands)

4.   ESOP FUND NOTES PAYABLE
     -----------------------

     In March 1999, the Trust issued and sold $112,000 aggregate principal amount of its 6.34% Amortizing Notes due 2008, the proceeds of which were used to purchase 3,055,413 million shares of the Company's stock from the Company's treasury. The Notes were guaranteed by the Company and call for payment of principal and interest semiannually from July 15, 1999 through July 15, 2008. The ESOP Fund uses company contributions and cash dividends received on unallocated shares to repay the loan plus interest. Commencing July 1, 1999 and continuing over the period of the loan, the shares purchased by the ESOP Fund will be allocated to participants making contributions to the plan. The shares will be held in suspense in the ESOP fund (referred to as unallocated shares), to be released and allocated to participant's accounts periodically in full or partial satisfaction of the Company's matching contribution obligations. Principal amounts of the notes payable for the five years ending December 31, 2001 through 2005 are $11,187, $11,294, $11,430, $11,596 and $11,793, respectively.

5.   INVESTMENTS
     -----------

     The Plan investments at fair value (determined by quoted market price) at December 31,:

                                                                2000               1999
                                                                ----               ----
        Cash and cash equivalents
           Employee Benefits Money Market Fund               $    27,060       $     19,996

        Common Shares
           Company Stock Fund                                    146,835            131,257
           ESOP Fund - Allocated *                               358,294            403,188
           ESOP Fund - Unallocated *                             110,270            147,033

        Investment Contracts - estimated                         149,287            157,633

        Other Investments
           AIM Constellation Fund                                                    50,071
           Aetna Small Company Fund                               57,043
           Capital Guardian International Equity Fund             32,990             37,600
           SSgA S&P 500 Index Fund                                96,105            107,298
           Employee Benefits Fixed Income Fund                    33,324             34,099
           Employee Benefits Value Equity Fund                   247,837            261,124
           Federated Equity Income Fund                            4,031
           Janus Fund                                             13,643
           John Hancock Technology Fund                            9,411
           U.S. Government Securities                             25,290             19,972
           Corporate Debt Instruments                             12,657             14,115
                                                             -----------       ------------
                                                                 532,331            524,279
        Participant Loans - estimated                             43,111             32,360
                                                             -----------       ------------
        Total Assets Held for Investment                     $ 1,367,188       $  1,415,746
                                                             ===========       ============

     *  Non-participant directed investments

     The plan's investments appreciated (depreciated) in value as follows:

                                                                  2000               1999
                                                                  ----               ----
        Company Stock Fund                                     $  (9,555)          $ 58,000
        ESOP Fund - Allocated                                    (54,488)           147,587
        ESOP Fund - Unallocated                                  (23,349)            41,998
        Bank Common/ Collective Trusts                             8,882             39,057
        Mutual Funds                                             (25,250)            24,019
                                                               ---------             ------
                                                               $(103,760)          $310,661
                                                              ==========            =======

                            (Dollars in Thousands)

6.   NONPARTICIPANT-DIRECTED INVESTMENTS
     -----------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31 is as follows:

                                                       2000               1999
                                                       ----               ----
        Net Assets:
            ESOP Fund - Allocated                    $362,112           $405,770
            ESOP Fund - Unallocated                    14,260             39,684
                                                     --------           --------
                                                     $376,372           $445,454
                                                     ========           ========

                                                        Year ended December 31,                Year ended December 31,
                                                                  2000                                  1999
                                                   ----------------------------------   -------------------------------------
                                                     ESOP Fund         ESOP Fund           ESOP Fund            ESOP Fund
                                                     Allocated        Unallocated          Allocated           Unallocated
                                                   -------------    ----------------    ----------------     ----------------
        Changes in Net Assets:
           Contributions                           $      14,287    $         15,653    $         16,804     $          8,610
           Transfers from (to) other plan
               funds                                      10,424             (13,429)             (1,454)              (6,949)
           Interest income                                   106                  76                 164                   21
           Dividend income                                 5,481               1,761               9,981                1,494
           Net (depreciation) appreciation               (54,488)            (23,349)            147,589               41,997
           Benefits paid to participants                 (19,468)                                (26,626)
           Interest expense                                                   (6,136)                                  (5,489)
                                                   -------------    ----------------    ----------------     ----------------
                                                   $     (43,658)   $        (25,424)   $        146,458     $         39,684
                                                   =============    ================    ================     ================

7.   CONTRACT INCOME FUND
     --------------------

     Reported in aggregate for the Contract Income Fund (including cash and cash equivalents) at December 31:

                                                                                            2000           1999
                                                                                            ----           ----
        Contract Value of Assets                                                         $  172,029     $  173,382
        Fair Value of Assets                                                             $  173,055     $  170,329
        Average Yield of Assets                                                               6.56%          6.39%
        Return on assets for the 12 months ended December 31                                  6.48%          6.26%
        Duration                                                                         2.38 Years     2.88 years

     The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

     The Contract Income Fund contains a managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract assures that book-value, benefit-responsive payments can be made for participant withdrawals. The managed synthetic GIC (which exceeded 5% of the Plan's net assets) included in the above amounts at December 31, 2000 and 1999 had a book value of $ 53,874 and $54,483, while the fair value was $54,346 and $53,119, respectively.

                            (Dollars in Thousands)

     At December 31, 2000 and 1999 the Contract Income Fund contained a non-benefit responsive contract. SOP 94-4 recommends that this contract be carried at a fair value. However, the Fund's non-benefit responsive contract was not material to the Contract Income Fund. Therefore, this contract has been reported at contract value in the financial statements.

     Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

8.   TAX STATUS
     ----------

     The Internal Revenue Service has determined and informed the Company by letter dated July 24, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds and furnishing daily valuations. The Plan administrator and the Plan's tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

     Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

9.   PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

10.  PARTY-IN-INTEREST
     -----------------

     Certain plan investments are units of common/collective trusts managed by Key Bank. Key Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

11.  PLAN AMENDMENTS
     ---------------

     Effective January 1, 2000, the plan was amended to allow employees to contribute, through payroll deductions, up to 20% of their total compensation for a Plan year and may change such percentage upon request.

     Effective July 1, 2000, the plan was amended to allow union employees at Wickliffe, Eastlake North and Eastlake South to participate in the Parker Hannifin 401(k) plan. Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 20% of their total compensation for a Plan year and may change such percentage upon request. Such contributions can be made on a before tax basis only. The company does not match the above contributions, and does not provide for loan provisions, after tax withdrawals or automatic enrollment.

                        PARKER RETIREMENT SAVINGS PLAN
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                                EIN 34-0451060

(a)                   (b)                                               (c)                                 (d)             (e)
      Identity of issue, borrower, lessor,      Description of investment including maturity date,                        Current
                or similar party               rate of interest, collateral, par, or maturity value         Cost           value
    --------------------------------------------------------------------------------------------------------------------------------
*   Employee Benefits Money Market
        Fund                                  Cash and cash equivalents                                 $ 27,060,225   $  27,060,225
*   Parker Hannifin Corporation               3,327,712 Common Shares                                    112,219,650     146,835,292
*   ESOP - Allocated                          8,119,970 Common Shares                                    151,796,949     358,293,676
*   ESOP - Unallocated                        2,499,037 Common Shares                                     91,605,325     110,270,008
    AIM                                       8.417 units of AIM Constellation Fund                              239             244
    Aetna                                     4,017,134 units of Aetna Small Company Fund                 61,360,854      57,043,301
    Federated                                 212,610 units of Federated Equity Income Fund                4,359,329       4,031,089
    Janus                                     409,829 units of the Janus Fund                             16,517,595      13,643,215
    John Hancock                              1,089,175 units of the John Hancock Technology Fund         11,915,997       9,410,471
    Capital Guardian                          1,077,390 units of Capital Guardian Intl Equity Fund        36,128,668      32,989,682
    SSgA                                      4,404,428 units of SSgA S&P 500 Index Fund                  94,934,833      96,104,626
*   Key Bank                                  308,790 units of Employee Benefits Fixed Income Fund        27,688,211      33,324,439
*   Key Bank                                  3,946,860 units of Employee Benefits Value Equity Fund     130,495,748     247,837,184
*   Participant Loans                         Participant loans - 8.75% - 9.25%                                    -      43,110,632

    U.S. Government Securities:                                                                               Cost            Value
    ---------------------------                                                                               -----           -----

    Freddie Mac Gold                          6.0% due 04-01-2026                                            113,513         118,545
    Freddie Mac Gold                          7.0% due 07-01-2030                                            247,887         253,410
    Freddie Mac Gold                          7.5% due 04-01-2028                                             69,382          72,252
    Freddie Mac Gold                          6.0% due 04-01-2028                                             24,784          26,141
    Freddie Mac Gold                          6.0% due 07-01-2028                                            315,288         328,685
    Freddie Mac Gold                          6.0% due 02-01-2013                                            381,537         404,733
    Freddie Mac Gold                          6.0% due 06-01-2013                                             63,907          65,290
    Freddie Mac Gold                          6.5% due 07-01-2028                                             51,820          53,750
    Freddie Mac Gold                          7.0% due 11-01-2028                                            507,380         497,675
    Freddie Mac Gold                          6.5% due 01-01-2029                                            613,596         601,703
    Freddie Mac Gold                          6.0% due 01-01-2029                                            414,549         426,394
    Freddie Mac Gold                          6.0% due 08-01-2028                                            139,331         143,790
    Freddie Mac Gold                          6.0% due 01-01-2029                                            113,264         123,122
    Freddie Mac Gold                          7.5% due 03-01-2029                                             36,651          35,905
    Freddie Mac Gold                          7.5% due 11-01-2029                                            107,934         108,834
    Freddie Mac Gold                          6.5% due 07-01-2029                                            250,132         262,415
    Freddie Mac Gold                          6.0% due 03-01-2013                                             51,843          53,652
    Freddie Mac Gold                          7.5% due 08-01-2030                                             14,846          15,183
    Freddie Mac                               6.25% due 09-15-2023                                           168,488         172,815
    Freddie Mac                               6.00% due 06-15-2027                                           259,425         271,357
    Freddie Mac Gold                          6.50% due 05-01-2026                                           231,570         237,801
    Freddie Mac                               5.0% due 01-15-2004                                            459,664         480,134
    Freddie Mac                               6.43% due 01-28-2014                                           210,558         220,154
    Freddie Mac                               6.625% due 09-15-2009                                          232,120         245,846
    Freddie Mac                               6.875% due 09-15-2010                                          147,241         149,078
    Freddie Mac                               6.375% due 11-15-2003                                           41,945          42,787
    Fannie Mae                                5.75% due 02-15-2008                                           122,764         128,679
    Fannie Mae                                7.125% due 06-15-2010                                          221,601         232,402
    Fannie Mae                                7.0% due 07-15-2005                                            878,793         882,655
    Fannie Mae                                6.625% due 10-15-2007                                          228,717         240,026
    Fannie Mae                                6.625% due 11-15-2030                                          212,179         227,464
    Fannie Mae                                6.0% due 10-01-2023                                              2,966           3,144
    Fannie Mae                                6.5% due 03-01-2018                                            122,964         127,120
    Fannie Mae                                6.5% due 07-01-2028                                            165,454         171,101

                        PARKER RETIREMENT SAVINGS PLAN
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                                EIN 34-0451060

(a)                   (b)                                               (c)                                   (d)             (e)
      Identity of issue, borrower, lessor,      Description of investment including maturity date,                          Current
                or similar party               rate of interest, collateral, par, or maturity value           Cost           value
    --------------------------------------------------------------------------------------------------------------------------------
    Fannie Mae                                6.5% due 09-01-2028                                            132,093         139,460
    Fannie Mae                                6.5% due 11-01-2028                                            179,659         185,724
    Fannie Mae                                7.5% due 01-01-2030                                             31,811          33,731
    Fannie Mae                                8.0% due 02-01-2030                                             91,092          93,042
    Fannie Mae                                7.5% due 12-01-2028                                            248,328         250,971
    Fannie Mae                                6.5% due 12-01-2028                                             13,215          13,930
    Fannie Mae                                6.0% due 02-01-2029                                             28,973          30,081
    Fannie Mae                                7.0% due 10-01-2026                                            215,282         217,097
    Fannie Mae                                8.0% due 06-01-2012                                            295,517         298,703
    Fannie Mae                                6.0% due 04-01-2028                                            170,352         177,842
    Fannie Mae                                8.5% due 11-01-2017                                             87,355          85,120
    Fannie Mae                                6.0% due 12-01-2028                                             96,310         100,775
    Fannie Mae                                6.5% due 03-01-2029                                            111,708         109,818
    Fannie Mae                                7.5% due 05-01-2029                                             76,933          76,137
    Fannie Mae                                7.5% due 05-01-2029                                             60,027          58,854
    Fannie Mae                                6.0% due 07-01-2029                                             97,126         101,266
    Fannie Mae                                7.5% due 11-01-2029                                             57,417          57,948
    Fannie Mae                                7.50% due 02-01-2029                                            27,687          28,682
    Fannie Mae                                8.5% due 08-01-2019                                            268,395         266,963
    Fannie Mae                                7.5% due 03-01-2027                                            301,228         310,037
    Fannie Mae                                8.0% due 11-01-2019                                            303,825         302,619
    Fannie Mae                                8.5% due 11-01-2019                                            115,075         113,606
    Fannie Mae                                10.0% due 11-01-2013                                           452,170         457,236
    Fannie Mae                                10.5% due 11-01-2013                                           157,907         158,735
    Fannie Mae                                11.0% due 11-01-2013                                           202,030         203,278
    Fannie Mae                                8.5% due 01-01-2030                                            100,315         101,393
    Fannie Mae                                7.0% due 06-01-2015                                            103,595         107,277
    Fannie Mae                                8.0% due 03-01-2030                                            193,070         196,437
    Fannie Mae                                7.0% due 06-01-2015                                            296,986         307,507
    Fannie Mae                                9.5% due 10-01-2021                                             18,424          18,528
    GNMA                                      8.0% due 08-20-2025                                             33,095          33,786
    GNMA                                      8.0% due 01-20-2027                                             76,907          78,487
    GNMA                                      8.0% due 02-20-2027                                             77,162          78,750
    GNMA                                      7.0% due 07-15-2023                                             58,091          57,202
    GNMA                                      7.0% due 11-15-2023                                             12,378          12,658
    GNMA                                      7.0% due 09-15-2028                                             41,026          42,669
    GNMA                                      7.0% due 02-15-2028                                             19,940          20,973
    GNMA                                      7.0% due 04-15-2028                                             59,638          59,275
    GNMA                                      7.0% due 04-15-2028                                             59,343          58,964
    GNMA                                      6.5% due 07-15-2028                                            164,532         170,189
    GNMA                                      7.5% due 11-15-2028                                             17,401          17,595
    GNMA                                      7.5% due 04-15-2029                                            116,065         114,123
    GNMA                                      9.0% due 11-15-2017                                            254,447         255,213
    GNMA                                      7.0% due 12-15-2023                                            360,849         368,035
    GNMA                                      7.0% due 12-15-2025                                            192,295         197,140
    GNMA                                      8.5% due 12-15-2017                                            205,452         205,408
    GNMA                                      7.0% due 12-15-2023                                             90,763          93,111
    GNMA                                      8.5% due 12-15-2017                                            772,478         772,341
    GNMA                                      9.5% due 07-15-2025                                            286,572         289,842
    GNMA                                      8.5% due 04-01-2006                                            160,535         155,677
    United States Treas Bonds                 0% due 11-15-2021                                              237,559         251,072
    United States Treas Bonds                 10.625% due 08-15-2015                                         282,374         304,013

                        PARKER RETIREMENT SAVINGS PLAN
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                                EIN 34-0451060

(a)                   (b)                                               (c)                                   (d)             (e)
      Identity of issue, borrower, lessor,      Description of investment including maturity date,                          Current
                or similar party               rate of interest, collateral, par, or maturity value           Cost           value
    --------------------------------------------------------------------------------------------------------------------------------
    United States Treas Bonds                 7.50% due 11-15-2016                                           578,681         609,887
    United States Treas Bonds                 8.75% due 08-15-2020                                           914,501         961,408
    United States Treas Bonds                 8.0% due 11-15-2021                                            664,411         680,676
    United States Treas Bonds                 7.125% due 02-15-2023                                          299,881         333,637
    United States Treas Bonds                 6.125% due 08-15-2029                                          414,657         415,486
    United States Treas Bonds                 6.25% due 05-15-2030                                           346,074         362,576
    United States Treas Nts                   6.375% due 08-15-2002                                        1,382,466       1,392,906
    United States Treas Nts                   7.0% due 07-15-2006                                            189,340         198,096
    United States Treas Nts                   6.625% due 05-15-2007                                          426,375         431,124
    United States Treas Nts                   5.75% due 04-30-2003                                           914,159         923,244
    United States Treas Nts                   6.0% due 08-15-2009                                            388,540         396,740
    United States Treas Nts                   5.875% due 10-31-2001                                          435,525         437,817
    United States Treas Nts                   5.875% due 11-15-2004                                        1,182,709       1,195,395
    United States Treas Nts                   5.75% due 08-15-2010                                           550,254         558,568
    United States Treas Nts                   5.75% due 11-15-2005                                           719,933         728,945
                                                                                                          ----------      ----------
    Total U.S. Government Securities                                                                      24,744,406      25,289,867


    Corporate Debt Instruments:
    ---------------------------
    Abbey National Cap Trust I                Bond FL RT% due 12-29-2049                                     109,548         113,480
    Albertsons Inc                            Senior Note 6.55% due 08-01-2004                               233,252         234,876
    Amerada Hess Corp                         Bond 7.875% due 10-01-2029                                     108,385         115,327
    American Express                          ABS 2000-5 A FL RT% due 04-15-2008                             106,000         105,966
    American General Finance                  Med Term Note 7.45% due 01-15-2005                              85,036          87,968
    American General Corp                     Note 7.5% due 08-11-2010                                       248,737         262,312
    Anheuser Busch Cos Inc                    Bond 6.8% due 01-15-2031                                       134,217         134,776
    Avon Products Inc.                        Senior Note7.15% due 11-15-2009                                 67,815          69,485
    Baker Hughes Inc.                         Senior Note 6.875% due 01-15-2029                              148,737         144,645
    British Telecommunications PLC            Yankee Note 7.625% due 12-15-2005                              230,366         232,698
    CIT Equipment Collateral                  ABS 2000-2 A4 6.930% due 07-20-2011                            299,942         302,490
    Cabot Industrial                          Note 7.125% due 05-01-2004                                      74,767          74,776
    Citigroup Inc.                            Sub Note 7.25% due 10-01-2010                                  234,323         243,058
    Citigroup Inc.                            Senior Note 6.75% due 12-01-2005                               129,671         132,506
    Citigroup Inc.Cap II                      Bond 7.75% due 12-01-2036                                       63,890          65,139
    Conoco Inc                                Senior Note 6.95% due 04-15-2029                               239,867         253,318
    Copelco Capital FDG Corp                  ABS 7.12 due 08-18-2003                                         80,025          80,825
    Dr Invts                                  Yankee Note 7.1% due 05-15-2002                                274,843         275,910
    Deere & Co                                Senior Deb 6.55% due 10-01-2028                                 99,262         102,159
    Dow Chemical Co.                          Note 7.0% due 08-15-2005                                       144,353         150,007
    Duke Energy Corp                          Senior Unsub 7.375% due 03-01-2010                             124,387         130,935
    El Paso Energy Corp                       Med Term Note 8.05% due 10-15-2030                             143,269         142,066
    Enron Corp                                Bond 7.375% due 05-15-2019                                     113,800         116,156
    Ford Credit Auto Owner Trust              ABS 7.24% due 02-15-2004                                       244,979         249,976
    Ford Credit Auto Owner Trust              ABS 6.56% due 05-17-2004                                       284,997         287,494
    GE Cap Commercial Mtg Corp                CMO 6.32% due 05-15-2010                                       300,746         300,602
    GMAC Commercial Mtg Secs Inc              CMO 6.175% due 05-15-2033                                      186,853         187,373
    GTE Corp                                  Deb 6.84% due 04-15-2018                                       241,426         250,104
    General Elect Cap Corp                    Note 7.50% due 06-05-2003                                      160,253         165,922
    Heller Financial Inc                      Note 7.875% due 05-15-2003                                      99,840         102,565
    Honeywell International Inc               Note 6.875% due 10-03-2005                                     218,882         227,031
    Household Finance Corp                    Note 8.0% due 05-09-2005                                       234,240         246,433
    Kinder Morgan Energy Partners             Senior Note 8.0% due 03-15-2005                                245,988         258,036

                        PARKER RETIREMENT SAVINGS PLAN
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                                EIN 34-0451060

(a)                   (b)                                               (c)                                   (d)             (e)
      Identity of issue, borrower, lessor,      Description of investment including maturity date,                          Current
                or similar party               rate of interest, collateral, par, or maturity value           Cost           value
    --------------------------------------------------------------------------------------------------------------------------------
    LB Commercial Conduit Mtg TR              CMO 6.410% due 08-15-2007                                      151,106         155,953
    Liberty Mutual Ins Co                     Note 8.20% due 05-04-2007                                      103,754          97,982
    Lockheed Martin Corp                      Note 8.2% due 12-01-2009                                       109,146         115,108
    Lowes Companies Inc.                      Note 8.25% due 06-01-2010                                      150,085         153,111
    MBNA Master Credit Card Trust             ABS2000-AC 7.9% due 07-16-2007                                 114,986         119,655
    MBNA Master Credit Card Trust             ABS98-D 5.8% due 12-15-2005                                    249,448         249,530
    MBNA Master Credit Card Trust             ABS 00-I 6.9% due 01-15-2008                                   208,914         216,054
    Marconi Corp PLC                          Yankee Bond 8.375% due 09-15-2030                              119,124         109,264
    Morgan Stanley Dean Witter                Notes 7.125% due 01-15-2003                                    199,956         203,586
    Morgan Stanley Dean Witter                Notes 7.75% due 06-15-2005                                     100,908         105,225
    Morgan Stanley Capital I                  CMO 6.52% due 01-15-2008                                       249,143         257,371
    Morgan Stanley Capital I Inc              CMO 6.54% due 05-15-2008                                       305,187         314,626
    Motorola Inc.                             Note 7.625% due 11-15-2010                                     149,995         154,443
    Peco Energy Transition Trust              ABS 2000-A2  7.3% due 09-01-2004                               199,814         201,880
    Pemex Finance LTD                         Yankee Note 9.03% due 02-15-2011                               120,967         126,694
    Raytheon Co.                              Note 6.75% due 08-15-2007                                      296,901         323,056
    Residential Asset Secs Corp               ABS 7.18% due 01-25-2025                                       195,000         197,613
    RJ Reynolds Tobacco Hldg                  Note 7.375% due 05-15-2003                                      64,890          62,954
    Salomon Inc.                              Note 6.75% due -02-15-2003                                     144,142         145,958
    Sprint Capital Corp                       Med Term Note 7.625% due 06-10-2002                            174,907         175,472
    Sun Microsystems Inc.                     Senior Note 7.35% due 08-15-2004                               132,174         132,717
    Sun Microsystems Inc.                     Senior Note 7.65% due 08-15-2009                               419,181         431,873
    Target Corp                               Note 7.5% due 08-15-2010                                       362,302         379,818
    Texas Instruments Inc.                    Senior Note 7.0% due 08-15-2004                                245,170         251,321
    Time Warner Inc                           Note 7.25% due 10-15-2017                                      106,891         113,872
    Tyco Intl Group S A                       Yankee Note 6.875% due 09-05-2002                               88,666          90,633
    UBS PFD Funding Trust I                   Bond 8.622% due 12-29-2049                                     305,931         320,107
    Unilever Capital Corp                     Global Note 7.125% due 11-01-2010                              239,320         251,405
    Union Pac Corp                            Bond 6.625% due 02-01-2029                                     109,873         116,576
    Union Pac Corp                            Med term Note 6.79% due 11-09-2007                             120,730         124,838
    Union Pac Res Group Inc.                  Note 7.0% due 10-15-2006                                        88,969          92,213
    United Mexican States                     Yankee Med Note 9.875% due 02-01-2010                           81,844          80,700
    United Technologies Corp                  DEB 7.5% due 09-15-2029                                        134,725         143,948
    Viacom Inc.                               Senior Note 7.75% due 06-01-2005                               104,412          98,613
    Viacom Inc.                               Senior Note 7.7% due 07-30-2010                                174,987         183,279
    Vodafone Group PLC                        Yankee Note 7.75% due 02-15-2010                               121,216         124,596
    Worldcom Inc                              Note 7.875% due 05-15-2003                                     154,289         157,178
    Korea Development Bank                    Senior Unsub 6.50% due 11-15-2002                              117,415         118,754
    Korea Electric Pwr                        DEB 6.375% due 12-01-2003                                      107,811         112,445
                                                                                                          ----------      ----------
    Total Corporate Debt Instruments                                                                      12,336,975      12,656,835

    Investment Contracts:
    ---------------------
    Business Mens Assurance Co Amer           6.9% due 10-01-2001                                          3,034,750       3,034,750
    Ohio National Life                        7.12% due 06-15-2002                                         3,917,443       3,917,443
    Caisse Des Depots Et Consignatio          6.51% due 01-15-2002                                         4,031,822       4,031,822
    Protective Life Insur Co                  6.89% due 09-15-2002                                         4,056,622       4,056,622
    Safeco Life Insurance Co                  7.04% due 12-15-2002                                         3,626,913       3,626,913
    Safeco Life Insurance Co                  6.49% due 11-15-2002                                         2,526,671       2,526,671
    Jackson National Life Ins Co              FL RT% due 03-31-2003                                        2,999,483       2,999,483
    Jackson National Life Ins Co              5.96% due 08-15-2001                                         6,102,694       6,102,694
    Transamerica                              5.142% due 12-06-2001                                        4,109,403       4,109,403
    GE Life and Annuity Assurance Co          5.63% due 08-15-2002                                         1,115,993       1,115,993

                        PARKER RETIREMENT SAVINGS PLAN
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                                EIN 34-0451060

(a)                   (b)                                               (c)                                   (d)             (e)
      Identity of issue, borrower, lessor,      Description of investment including maturity date,                          Current
                or similar party               rate of interest, collateral, par, or maturity value           Cost           value
    --------------------------------------------------------------------------------------------------------------------------------
    Bank of America SS                        GIC 5.49% due 10-15-2003                                     2,994,418       2,994,418
    Bank of America SS                        GIC 5.88% due 11-15-2005                                     2,960,579       2,960,579
    Monumental Life Insurance Co              GIC 5.78% due 03-01-2005                                     3,547,102       3,547,102
    Bank of America SS                        5.81% due 03-25-2005                                         2,953,896       2,953,896
    Bank of America SS                        5.80% due 01-15-2005                                         4,019,786       4,019,786
    Monumental Life Insurance Co              6.01% due 03-15-2006                                         2,474,173       2,474,173
    Hartford Life Insurance Co                6.20% due 11-17-2003                                         4,388,182       4,388,182
    Security Life of Denver Ins Co            6.36% due 11-17-2003                                         5,483,195       5,483,195
    Caisse Des Depots Et Consignatio          6.77% due 07-15-2004                                         5,125,034       5,125,034
    Bank of America                           6.93% due 03-25-2005                                         2,986,326       2,986,326
    UBS AG                                    6.82% due 07-15-2006                                         4,850,340       4,850,340
    Canada Life Assurance Co                  7.25% due 04-15-2005                                         4,177,963       4,177,963
    Hartford Life Insurance Co                7.32% due 06-15-2005                                         4,276,215       4,276,215
    Security Life of Denver                   7.04% due 01-10-2001                                         5,000,000       5,000,000
    Monumental Life Insurance Co              6.42% due 07-15-2005                                         4,946,823       4,946,823
    Bankers Trust                             Synthetic GIC FL RT% -  No maturity                         53,580,914      53,580,914
                                                                                                       -----------------------------
    Total Investment Contracts                                                                           149,286,740     149,286,740

    Total Assets Held for Investment                                                                   $ 952,451,744  $1,367,187,526
                                                                                                       =============================

    *  Denotes Party-in-Interest

                                   SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   PARKER RETIREMENT SAVINGS PLAN


                                   BY:  /s/ Michael J. Hiemstra
                                        ----------------------------------------
                                        Michael J. Hiemstra
                                        Vice President-Finance & Administration
                                        & Chief Financial Officer
                                        Parker-Hannifin Corporation

June 19, 2001